

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010   April 23, 2010

Stephen B. Waters
Senior Director
Real Estate Associates Limited V
55 Beattie Place
P.O. Box 1089
Greenville, South Carolina 29602

> **Re: Real Estate Associates Limited V**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 16, 2010**
> **File No. 000-12498**

Dear Mr. Waters:

        We have completed our review of your Preliminary Proxy Statement on Schedule 14A, as amended, and have no further comments at this time.

                                                    Sincerely,

                                                    Tom Kluck
                                                    Legal Branch Chief